Rec'd
1/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549

03002581

UF2-20-03

SEC FILE NUMBER
8-47824

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/02 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN - 3 2003
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Professional Execution, Inc. (formerly Rom-Bo Trading Company)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, #688
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Pliskin (312) 294-2227
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I Phil Pliskin, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of TD Professional Execution, Inc (the Company) as of October 31, 2002, are true and correct. I further affirm that neither the Company nor any Member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
KATHLEEN M PALENIK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/08/06

Phil Pliskin
Chief Operating Officer

12/31/02
Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Income
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplemental Report on Internal Control

Statement of Financial Condition

TD Professional Execution, Inc.

(formerly Rom-Bo Trading Company)

October 31, 2002
with Report of Independent Auditors

0212-0378464

TD Professional Execution, Inc.
(formerly Rom-Bo Trading Company)

Statement of Financial Condition

October 31, 2002

Contents

Report of Independent Auditors....................1
Statement of Financial Condition....................2
Notes to Statement of Financial Condition....................3

0212-0378464

Report of Independent Auditors

The Stockholder
TD Professional Execution, Inc.

We have audited the accompanying statement of financial condition of TD Professional Execution, Inc. (formerly Rom-Bo Trading Company) as of October 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Professional Execution, Inc. (formerly Rom-Bo Trading Company) at October 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
December 20, 2002

TD Professional Execution, Inc.
(formerly Rom-Bo Trading Company)

Statement of Financial Condition

October 31, 2002

Assets	
Cash	$ 131,435
Receivable from clearing broker	8,570,798
Equity securities owned	5,934
Floor brokerage receivables	707,945
Computer equipment, net of accumulated depreciation of $33,526	70,233
Goodwill	696,241
Due from Parent	1,037,107
Total assets	$11,219,693
Liabilities and stockholder's equity	
Accounts payable and other liabilities	$ 3,125,931
Equity securities sold, not yet purchased	1,828
Total liabilities	3,127,759
Stockholder's equity	8,091,934
Total liabilities and stockholder's equity	$11,219,693

See accompanying notes.

TD Professional Execution, Inc.
(formerly Rom-Bo Trading Company)

Notes to Statement of Financial Condition

October 31, 2002

1. Organization and Significant Accounting Policies

Nature of Operations

TD Professional Execution, Inc. (formerly Rom-Bo Trading Company) (TDPE or the Company) was organized under the laws of the state of Illinois on September 3, 1993. On March 1, 2002, TD Securities (USA) Inc. (the Parent) acquired Rom-Bo, an options execution firm, for approximately $12.6 million and renamed it TD Professional Execution, Inc. TD Securities (USA) Inc. is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc., which is a wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank).

The Company operates as a broker-dealer in U.S. options. The Company's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates.

During 2002, the Company changed its fiscal year-end to October 31 from December 31.

On May 1, 2002, the Company acquired Botta Plus ("Botta"), a division of Botta Capital Management, L.L.C., for $800,000. In connection with the acquisition of Botta, the Company recorded $696,241 of goodwill.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions and related revenues and expenses are recorded on a trade date basis. Equity securities owned and equity securities sold, not yet purchased consist of equities and are stated at market value. Market value is based on listed market prices. Equity securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All equity securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities subject to certain limitations.

1. Organization and Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Equity securities owned and equity securities sold, not yet purchased are reflected at fair value in the statement of financial condition. Financial instruments carried at cost on the statement of financial condition include cash and receivable from clearing broker.

Receivable from and Payable to Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow on an uncommitted basis against its proprietary securities positions subject to collateral maintenance requirements.

Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing agreement, Toronto Dominion Holdings (U.S.A.), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses the Parent based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. The Company files separate state and local income tax returns.

The difference between the Company's effective income tax rate and the federal statutory tax rate is primarily due to state and local taxes.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Computer Equipment

Computer equipment is recorded at cost and is depreciated over its estimated useful life using the straight-line method.

1. Organization and Significant Accounting Policies (continued)

Goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, ''Goodwill and Other Intangible Assets'' (SFAS 142). Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001; however, the Company adopted SFAS 142 as of November 1, 2001. The Company had no goodwill as of the date of adoption; therefore, no initial impairment test was required.

At October 31, 2002, the Company had goodwill of $696,241 recorded in the statement of financial condition related to its acquisition of Botta. The Company completed its annual goodwill impairment test as of December 2002. Such test did not indicate impairment.

2. Agreement With Clearing Broker

The Company conducts business primarily with one clearing broker that is a member of a major securities exchange. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of the broker. A significant portion of assets and liabilities of the Company reflected on the statement of financial condition are positions with and amounts receivable from this broker.

3. Benefit Plans

TD Bank has a noncontributory, defined-benefit pension plan (the "Plan") which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. TD Bank also provides postretirement medical, dental, and life insurance (the "Postretirement Plan") which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

3. Benefit Plans (continued)

TD Bank also has a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank.

4. Transactions With Affiliates

Pursuant to a technology service agreement with an affiliate, Edge Trading Systems, LLC (Edge), Edge provides technology support services to the Company.

Due from Parent represents an overallocation of intercompany tax expense paid to the Parent, which will be reimbursed to the Company.

The majority of floor brokerage and execution revenues are earned from affiliates.

The Company shares certain facilities with affiliates and is allocated costs for these services.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2002, the Company had net capital, as defined, of $5,578,913, which was $5,328,913 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.